UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number: 001-31221

Total number of pages: 23

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: February 4, 2016	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi
Head of Investor Relations

Information furnished in this form:

1.	Report filed on February 4, 2016 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2015 and DECEMBER 31, 2015

	Millions of yen
	March 31, 2015	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	¥105,553	¥296,564
Short-term investments	243,757	160,972
Accounts receivable	264,591	240,929
Receivables held for sale	897,999	944,965
Credit card receivables	234,412	269,226
Other receivables	327,275	361,378
Allowance for doubtful accounts	(14,100)	(16,109)
Inventories	186,275	206,467
Deferred tax assets	61,512	61,471
Prepaid expenses and other current assets	108,102	112,489

Total current assets	2,415,376	2,638,352

Property, plant and equipment:
Wireless telecommunications equipment	5,027,390	5,041,128
Buildings and structures	890,382	893,896
Tools, furniture and fixtures	508,810	488,690
Land	200,736	200,778
Construction in progress	193,497	197,049
Accumulated depreciation and amortization	(4,309,748)	(4,403,564)

Total property, plant and equipment, net	2,511,067	2,417,977

Non-current investments and other assets:
Investments in affiliates	439,070	419,938
Marketable securities and other investments	195,047	189,569
Intangible assets, net	636,319	610,629
Goodwill	266,311	252,749
Other assets	445,723	467,541
Deferred tax assets	237,427	277,450

Total non-current investments and other assets	2,219,897	2,217,876

Total assets	¥7,146,340	¥7,274,205

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥203	¥200
Short-term borrowings	2,048	2,991
Accounts payable, trade	811,799	662,619
Accrued payroll	54,955	43,875
Accrued income taxes	68,563	110,375
Other current liabilities	176,734	207,637

Total current liabilities	1,114,302	1,027,697

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,400	220,270
Accrued liabilities for point programs	89,929	75,528
Liability for employees’ retirement benefits	173,872	178,132
Other long-term liabilities	129,632	135,279

Total long-term liabilities	613,833	609,209

Total liabilities	1,728,135	1,636,906

Redeemable noncontrolling interests	15,589	16,070

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	339,783	339,767
Retained earnings	4,397,228	4,617,988
Accumulated other comprehensive income (loss)	52,599	39,864
Treasury stock	(359,218)	(359,218)
Total NTT DOCOMO, INC. shareholders’ equity	5,380,072	5,588,081
Noncontrolling interests	22,544	33,148

Total equity	5,402,616	5,621,229

Commitments and contingencies

Total liabilities and equity	¥7,146,340	¥7,274,205

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

NINE MONTHS ENDED DECEMBER 31, 2014 and 2015

Consolidated Statements of Income

	Millions of yen
	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015
Operating revenues:
Telecommunications services	¥2,068,717	¥2,099,632
Equipment sales	731,184	657,804
Other operating revenues	526,879	626,024

Total operating revenues	3,326,780	3,383,460

Operating expenses:
Cost of services (exclusive of items shown separately below)	830,646	887,566
Cost of equipment sold (exclusive of items shown separately below)	641,135	634,521
Depreciation and amortization	486,902	457,095
Selling, general and administrative	780,957	718,773

Total operating expenses	2,739,640	2,697,955

Operating income	587,140	685,505

Other income (expense):
Interest expense	(716)	(1,219)
Interest income	1,033	717
Other, net	7,519	(7,626)

Total other income (expense)	7,836	(8,128)

Income before income taxes and equity in net income (losses) of affiliates	594,976	677,377

Income taxes:
Current	189,964	207,485
Deferred	19,052	(37,701)

Total income taxes	209,016	169,784

Income before equity in net income (losses) of affiliates	385,960	507,593

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(4,585)	(798)

Net income	381,375	506,795

Less: Net (income) loss attributable to noncontrolling interests	476	(14,346)

Net income attributable to NTT DOCOMO, INC.	¥381,851	¥492,449

Per share data
Weighted average common shares outstanding — Basic and Diluted	4,080,645,681	3,881,483,818

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥93.58	¥126.87

Consolidated Statements of Comprehensive Income
	Millions of yen
	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015
Net income	¥381,375	¥506,795
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	15,359	(1,402)
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	24	(108)
Foreign currency translation adjustment, net of applicable taxes	2,841	(10,929)
Pension liability adjustment, net of applicable taxes	(206)	(353)

Total other comprehensive income (loss)	18,018	(12,792)

Comprehensive income	399,393	494,003

Less: Comprehensive (income) loss attributable to noncontrolling interests	424	(14,289)

Comprehensive income attributable to NTT DOCOMO, INC.	¥399,817	¥479,714

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED DECEMBER 31, 2014 and 2015

Consolidated Statements of Income

	Millions of yen
	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015
Operating revenues:
Telecommunications services	¥675,345	¥717,325
Equipment sales	289,316	240,959
Other operating revenues	189,144	210,189

Total operating revenues	1,153,805	1,168,473

Operating expenses:
Cost of services (exclusive of items shown separately below)	275,024	299,919
Cost of equipment sold (exclusive of items shown separately below)	259,298	248,184
Depreciation and amortization	163,471	159,988
Selling, general and administrative	268,459	237,451

Total operating expenses	966,252	945,542

Operating income	187,553	222,931

Other income (expense):
Interest expense	(210)	(674)
Interest income	313	333
Other, net	3,258	2,225

Total other income (expense)	3,361	1,884

Income before income taxes and equity in net income (losses) of affiliates	190,914	224,815

Income taxes:
Current	59,847	63,185
Deferred	7,269	(29,381)

Total income taxes	67,116	33,804

Income before equity in net income (losses) of affiliates	123,798	191,011

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(903)	(2,379)

Net income	122,895	188,632

Less: Net (income) loss attributable to noncontrolling interests	(567)	(13,318)

Net income attributable to NTT DOCOMO, INC.	¥122,328	¥175,314

Per share data
Weighted average common shares outstanding — Basic and Diluted	3,953,081,784	3,881,483,812

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥30.94	¥45.17

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended December 31, 2014	Three Months Ended December 31, 2015
Net income	¥122,895	¥188,632
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	8,932	5,635
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(15)	(65)
Foreign currency translation adjustment, net of applicable taxes	11,773	(9,948)
Pension liability adjustment, net of applicable taxes	(128)	(120)

Total other comprehensive income (loss)	20,562	(4,498)

Comprehensive income	143,457	184,134

Less: Comprehensive (income) loss attributable to noncontrolling interests	(701)	(13,194)

Comprehensive income attributable to NTT DOCOMO, INC.	¥142,756	¥170,940

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE MONTHS ENDED DECEMBER 31, 2014 and 2015

	Millions of yen
	Nine Months Ended December 31, 2014	Nine Months Ended December 31, 2015
Cash flows from operating activities:
Net income	¥381,375	¥506,795
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	486,902	457,095
Deferred taxes	19,052	(37,701)
Loss on sale or disposal of property, plant and equipment	29,839	17,555
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	4,585	798
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	17,315	21,079
(Increase) / decrease in receivables held for sale	(81,979)	(46,966)
(Increase) / decrease in credit card receivables	(10,660)	(18,651)
(Increase) / decrease in other receivables	11,962	(34,174)
Increase / (decrease) in allowance for doubtful accounts	3,047	2,594
(Increase) / decrease in inventories	20,898	(24,828)
(Increase) / decrease in prepaid expenses and other current assets	(13,537)	(7,976)
(Increase) / decrease in non-current receivables held for sale	(44,960)	1,921
Increase / (decrease) in accounts payable, trade	(11,921)	(82,682)
Increase / (decrease) in accrued income taxes	(133,789)	42,207
Increase / (decrease) in other current liabilities	24,618	37,846
Increase / (decrease) in accrued liabilities for point programs	(21,616)	(14,401)
Increase / (decrease) in liability for employees’ retirement benefits	5,972	4,275
Increase / (decrease) in other long-term liabilities	16,854	4,307
Other, net	(6,549)	15,757

Net cash provided by operating activities	697,408	844,850

Cash flows from investing activities:
Purchases of property, plant and equipment	(383,390)	(312,668)
Purchases of intangible and other assets	(137,582)	(141,412)
Purchases of non-current investments	(3,187)	(2,447)
Proceeds from sale of non-current investments	526	4,024
Purchases of short-term investments	(32,591)	(4,000)
Redemption of short-term investments	22,122	4,111
Proceeds from redemption of long-term bailment for consumption to a related party	—	80,000
Other, net	(4,302)	(4,067)

Net cash used in investing activities	(538,404)	(376,459)

Cash flows from financing activities:
Proceeds from short-term borrowings	111,362	145,117
Repayment of short-term borrowings	(14,403)	(144,042)
Principal payments under capital lease obligations	(1,305)	(1,055)
Payments to acquire treasury stock	(369,697)	(0)
Dividends paid	(243,196)	(271,538)
Other, net	(4,762)	(4,854)

Net cash provided by (used in) financing activities	(522,001)	(276,372)

Effect of exchange rate changes on cash and cash equivalents	(553)	(1,008)

Net increase (decrease) in cash and cash equivalents	(363,550)	191,011
Cash and cash equivalents as of beginning of period	526,920	105,553

Cash and cash equivalents as of end of period	¥163,370	¥296,564

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥1,538	¥8,007
Cash paid during the period for:
Interest, net of amount capitalized	836	1,243
Income taxes	324,729	176,118

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of presentation:

The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Summary of significant accounting and reporting policies:

(a) Reclassifications

Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the presentation used for the nine months ended December 31, 2015.

(b) Recently issued accounting standards

Revenue from contracts with customers —

On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606)”, which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” and deferred the effective date of the ASU by one year. Consequently, the standard is expected to take effect for DOCOMO on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted. DOCOMO has not yet selected a transition method and is currently evaluating the effect that the ASU will have on its consolidated financial statements and related disclosures.

3. Other current liabilities:

Current deferred revenue included in the “Other current liabilities” in the consolidated balance sheets as of March 31, 2015 and December 31, 2015 were ¥64,796 million and ¥81,347 million, respectively.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

4. Equity:

(a) Dividends

The Companies Act of Japan (the “Companies Act”) provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the Board of Directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to 10% of the decrease in retained earnings, as a result of a dividend payment, shall be contributed to a legal reserve that can be funded up to an amount equal to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders. In accordance with (ii) above, a provision in NTT DOCOMO, INC.’s articles of incorporation stipulates that NTT DOCOMO, INC. may, pursuant to a resolution of the Board of Directors, pay interim dividends with a record date as of September 30th of the relevant year.

In the general meeting of shareholders held on June 18, 2015, the shareholders approved cash dividends of ¥135,852 million or ¥35 per share, payable to shareholders of record as of March 31, 2015, which were declared by the Board of Directors on April 28, 2015. The source of such dividends was “Retained earnings.” NTT DOCOMO, INC. started paying the dividends on June 19, 2015.

On October 30 2015, the Board of Directors declared interim cash dividends of ¥135,852 million or ¥35 per share, payable to shareholders of record as of September 30, 2015. The source of such dividends was “Retained earnings.” NTT DOCOMO, INC. paid the interim cash dividends on November 20, 2015.

(b) Issued shares and treasury stock

With regard to the acquisition of treasury stock, Companies Act provides that (i) it can be done according to a resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to a resolution of the Board of Directors, if the articles of incorporation contain such a provision. In accordance with (ii) above, a provision in NTT DOCOMO, INC.’s articles of incorporation stipulates that NTT DOCOMO, INC. may repurchase treasury stock through open market transactions, by a resolution of the Board of Directors, for the purpose of improving capital efficiency and implementing flexible capital policies in accordance with the business environment.

On April 25, 2014, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 320 million outstanding shares of its common stock for an amount in total not exceeding ¥500,000 million during the period from April 26, 2014 through March 31, 2015. NTT DOCOMO, INC. also carries out compulsory acquisitions of less-than-one-unit shares upon request.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The changes in the number of issued shares and treasury stock were as follows. NTT DOCOMO, INC. has not issued shares other than shares of its common stock.

	Number of issued shares	Number of treasury stock
As of March 31, 2014	4,365,000,000	218,239,900

Acquisition of treasury stock based on the resolution of the Board of Directors	—	215,276,121
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	74
As of December 31, 2014	4,365,000,000	433,516,095

Acquisition of treasury stock based on the resolution of the Board of Directors	—	50,000,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	50
Retirement of treasury stock	(279,228,000)	(279,228,000)

As of March 31, 2015	4,085,772,000	204,288,145

Acquisition of treasury stock through purchase of less-than-one-unit shares	—	43

As of December 31, 2015	4,085,772,000	204,288,188

On August 6, 2014, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 206,489,675 outstanding shares of its common stock for an amount in total not exceeding ¥350,000 million during the period from August 7, 2014 through September 3, 2014. Based on this resolution, NTT DOCOMO, INC. repurchased 181,530,121 shares of its common stock for a total purchase price of ¥307,694 million between August 2014 and September 2014.

On October 31, 2014, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 138,469,879 outstanding shares of its common stock for an amount in total not exceeding ¥192,306 million during the period from November 1, 2014 through March 31, 2015. Based on this resolution, NTT DOCOMO, INC. repurchased 83,746,000 shares of its common stock for a total purchase price of ¥165,342 million between November 2014 and March 2015.

The aggregate number and price of shares repurchased from NTT DOCOMO, INC. parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION, were 176,991,100 shares and ¥300,000 million, respectively for the fiscal year ended March 31, 2015.

On March 27, 2015, the Board of Directors resolved that NTT DOCOMO, INC. would retire 279,228,000 shares held as treasury stock on March 31, 2015 and the share retirement on March 31, 2015 resulted in decreases of “Additional paid-in capital” by ¥393,092 million and “Retained earnings” by ¥97,894 million.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The aggregate number and price of shares repurchased for the nine months ended December 31, 2014 and 2015 were as follows:

	Share/Millions of yen
	Nine months ended December 31, 2014	Nine months ended December 31, 2015
Aggregate number of shares repurchased	215,276,195	43
Aggregate price of shares repurchased	¥369,697	¥0

The aggregate number and price of shares repurchased for the three months ended December 31, 2014 and 2015 were as follows:

	Share/Millions of yen
	Three months ended December 31, 2014	Three months ended December 31, 2015
Aggregate number of shares repurchased	33,746,074	—
Aggregate price of shares repurchased	¥62,003	¥—

On January 29, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase up to 220 million outstanding shares of its common stock for an amount in total not exceeding ¥500,000 million during the period from February 1, 2016 through December 31, 2016.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(c) Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the nine months ended December 31, 2014 and 2015 were as follows:

	Millions of yen
	Nine months ended December 31, 2014
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2014	¥45,038	¥(97)	¥(12,437)	¥(22,914)	¥9,590

Other comprehensive income (loss) before reclassifications	15,238	38	2,841	(193)	17,924
Amounts reclassified from accumulated other comprehensive income (loss)	121	(14)	—	(13)	94

Other comprehensive income (loss)	15,359	24	2,841	(206)	18,018

Less: other comprehensive (income) loss attributable to noncontrolling interests	(0)	—	(52)	—	(52)

Balance as of December 31, 2014	¥60,397	¥(73)	¥(9,648)	¥(23,120)	¥27,556

	Millions of yen
	Nine months ended December 31, 2015
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2015	¥67,620	¥(101)	¥16,871	¥(31,791)	¥52,599

Other comprehensive income (loss) before reclassifications	(319)	(130)	(10,666)	(868)	(11,983)
Amounts reclassified from accumulated other comprehensive income (loss)	(1,083)	22	(263)	515	(809)

Other comprehensive income (loss)	(1,402)	(108)	(10,929)	(353)	(12,792)

Less: other comprehensive (income) loss attributable to noncontrolling interests	(6)	—	63	—	57

Balance as of December 31, 2015	¥66,212	¥(209)	¥6,005	¥(32,144)	¥39,864

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the three months ended December 31, 2014 and 2015 were as follows:

	Millions of yen
	Three months ended December 31, 2014
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of September 30, 2014	¥51,465	¥(58)	¥(21,286)	¥(22,992)	¥7,129

Other comprehensive income (loss) before reclassifications	8,811	(23)	11,773	(124)	20,437
Amounts reclassified from accumulated other comprehensive income (loss)	121	8	—	(4)	125

Other comprehensive income (loss)	8,932	(15)	11,773	(128)	20,562

Less: other comprehensive (income) loss attributable to noncontrolling interests	0	—	(135)	—	(135)

Balance as of December 31, 2014	¥60,397	¥(73)	¥(9,648)	¥(23,120)	¥27,556

	Millions of yen
	Three months ended December 31, 2015
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of September 30, 2015	¥60,577	¥(144)	¥15,829	¥(32,024)	¥44,238

Other comprehensive income (loss) before reclassifications	6,410	(70)	(9,948)	(286)	(3,894)
Amounts reclassified from accumulated other comprehensive income (loss)	(775)	5	—	166	(604)

Other comprehensive income (loss)	5,635	(65)	(9,948)	(120)	(4,498)

Less: other comprehensive (income) loss attributable to noncontrolling interests	—	—	124	—	124

Balance as of December 31, 2015	¥66,212	¥(209)	¥6,005	¥(32,144)	¥39,864

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Reclassifications out of accumulated other comprehensive income (loss) to net income —

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statements of income for the nine months ended December 31, 2014 and 2015 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss) (*1)
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Affected line items in the consolidated statements of income
Unrealized holding gains (losses) on available-for-sale securities	¥9	¥1,463	“Other, net” of “Other income (expense)”
	(198)	249	“Equity in net income (losses) of affiliates”

	(189)	1,712	Pre-tax amount
	68	(629)	Tax benefit (expense)

	(121)	1,083	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	22	(33)	“Equity in net income (losses) of affiliates”

	22	(33)	Pre-tax amount
	(8)	11	Tax benefit (expense)

	14	(22)	Net-of-tax amount

Foreign currency translation adjustment	—	263	“Other, net” of “Other income (expense)”

	—	263	Pre-tax amount

	—	263	Net-of-tax amount

Pension liability adjustment	20	(767)	(*2)

	20	(767)	Pre-tax amount
	(7)	252	Tax benefit (expense)

	13	(515)	Net-of-tax amount

Total reclassified amounts	¥(94)	¥809	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statements of income for the three months ended December 31, 2014 and 2015 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss) (*1)
	Three months ended December 31, 2014	Three months ended December 31, 2015	Affected line items in the consolidated statements of income
Unrealized holding gains (losses) on available-for-sale securities	¥9	¥1,244	“Other, net” of “Other income (expense)”
	(198)	—	“Equity in net income (losses) of affiliates”

	(189)	1,244	Pre-tax amount
	68	(469)	Tax benefit (expense)

	(121)	775	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	(12)	(7)	“Equity in net income (losses) of affiliates”

	(12)	(7)	Pre-tax amount
	4	2	Tax benefit (expense)

	(8)	(5)	Net-of-tax amount

Pension liability adjustment	6	(247)	(*2)

	6	(247)	Pre-tax amount
	(2)	81	Tax benefit (expense)

	4	(166)	Net-of-tax amount

Total reclassified amounts	¥(125)	¥604	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

5. Segment information:

DOCOMO’s chief operating decision maker (the “CODM”) is its Board of Directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO realigned its three former operating segments, which had consisted of its mobile communications business, smart life business and other businesses, into three new operating segments, which consist of its telecommunications business, smart life business and other businesses from the fourth quarter of the fiscal year ended March 31, 2015, as a result of realignment of respective businesses to effectively manage DOCOMO’s telecommunications related services triggered by the launch of optical-fiber broadband services. Accordingly, telecommunications services which had been included in other businesses under DOCOMO’s three former operating segments are reclassified to the telecommunications business.

Furthermore, certain Machine-to-Machine (M2M) services for consumers that had been included in other businesses were reclassified to the smart life business from the second quarter of the fiscal year ending March 31, 2016 to reflect the change in its internal organizational structure effective as of July 1, 2015.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband service, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily includes “Mobile Device Protection Service,” as well as development, sales and maintenance of IT systems.

In connection with this realignment, segment information for the nine months ended December 31, 2014 and the three months ended December 31, 2014 has been restated to conform, respectively, to the presentation for the nine months ended December 31, 2015 and the three months ended December 31, 2015.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Segment operating revenues:

	Millions of yen
	Nine months ended December 31, 2014	Nine months ended December 31, 2015
Telecommunications business-
External customers	¥2,794,074	¥2,761,877
Intersegment	856	923

Subtotal	2,794,930	2,762,800
Smart life business-
External customers	314,421	364,924
Intersegment	9,818	8,893

Subtotal	324,239	373,817
Other businesses-
External customers	218,285	256,659
Intersegment	8,575	8,952

Subtotal	226,860	265,611

Segment total	3,346,029	3,402,228
Elimination	(19,249)	(18,768)

Consolidated	¥3,326,780	¥3,383,460

	Millions of yen
	Three months ended December 31, 2014	Three months ended December 31, 2015
Telecommunications business-
External customers	¥968,178	¥955,486
Intersegment	296	306

Subtotal	968,474	955,792
Smart life business-
External customers	113,846	124,391
Intersegment	2,123	3,115

Subtotal	115,969	127,506
Other businesses-
External customers	71,781	88,596
Intersegment	2,702	3,499

Subtotal	74,483	92,095

Segment total	1,158,926	1,175,393
Elimination	(5,121)	(6,920)

Consolidated	¥1,153,805	¥1,168,473

Segment operating income (loss):
	Millions of yen
	Nine months ended December 31, 2014	Nine months ended December 31, 2015
Telecommunications business	¥561,619	¥616,344
Smart life business	21,777	48,984
Other businesses	3,744	20,177

Consolidated	¥587,140	¥685,505

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	Three months ended December 31, 2014	Three months ended December 31, 2015
Telecommunications business	¥176,918	¥196,175
Smart life business	8,404	15,543
Other businesses	2,231	11,213

Consolidated	¥187,553	¥222,931

Segment operating income (loss) is segment operating revenues less segment operating expenses.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

6. Income taxes:

Release of valuation allowance of deferred tax assets related to DOCOMO’s subsidiaries operating multimedia broadcasting business for mobile devices —

During the three months ended December 31, 2015, DOCOMO decided to terminate the multimedia broadcasting business for mobile devices of DOCOMO’s smart life business segment on June 30, 2016.

In connection with the termination of the multimedia broadcasting business, DOCOMO concluded that it was more likely than not that the related deferred tax assets will be realized considering the availabilities of the prudent and feasible tax planning strategies in the tax jurisdictions of certain subsidiaries which operate the multimedia broad casting business for mobile devices. DOCOMO, therefore, released all of the valuation allowance for the related deferred tax assets of those subsidiaries.

As a result, the release of valuation allowance for the deferred tax assets in the amount of ¥35,463 million was recorded as an income tax benefit in the “Income taxes-Deferred” in the consolidated statements of income for both the nine months and the three months ended December 31, 2015.

7. Contingencies:

(a) Litigation

DOCOMO is involved in litigation and claims arising in the ordinary course of business. DOCOMO believes that none of the litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on DOCOMO’s results of operations, financial position or cash flows.

(b) Guarantees

DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.

DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.

Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

8. Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1—quoted prices in active markets for identical assets or liabilities

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3—unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis in certain circumstances.

(a) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2015 and December 31, 2015 were as follows:

	Millions of yen
	March 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥88,675	¥88,675	¥—	¥—
Equity securities (foreign)	93,149	93,149	—	—
Debt securities (foreign)	6	6	—	—

Total available-for-sale securities	181,830	181,830	—	—

Derivatives
Foreign currency option contracts	¥474	¥—	¥474	¥—

Total derivatives	474	—	474	—

Total	¥182,304	¥181,830	¥474	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥80	¥—	¥80	¥—
Foreign exchange forward contracts	0	—	0	—

Total derivatives	80	—	80	—

Total	¥80	¥—	¥80	¥—

There were no transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥93,788	¥93,788	¥—	¥—
Equity securities (foreign)	82,852	82,852	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	176,645	176,645	—	—

Derivatives
Foreign currency option contracts	¥46	¥—	¥46	¥—
Foreign exchange forward contracts	2	—	2	—

Total derivatives	48	—	48	—

Total	¥176,693	¥176,645	¥48	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥589	¥—	¥589	¥—
Foreign exchange forward contracts	0	—	0	—

Total derivatives	589	—	589	—

Total	¥589	¥—	¥589	¥—

There were no transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

Derivatives

Derivative instruments are foreign currency option contracts and foreign exchange forward contracts, which are valued based on observable market data. Therefore, these derivatives are classified as Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(b) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis in certain circumstances.

DOCOMO may be required to measure fair value of receivables held for sale, long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the nine months ended December 31, 2014 and 2015 were as follows:

	Millions of yen
	Nine months ended December 31, 2014
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥797,610	¥—	¥797,610	¥—	¥(7,178)

	Millions of yen
	Nine months ended December 31, 2015
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥817,997	¥—	¥817,997	¥—	¥(7,461)

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the three months ended December 31, 2014 and 2015 were as follows:

	Millions of yen
	Three months ended December 31, 2014
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥487,653	¥—	¥487,653	¥—	¥(6,290)

	Millions of yen
	Three months ended December 31, 2015
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥499,827	¥—	¥499,827	¥—	¥(6,030)

Receivables held for sale

Receivables held for sale are measured at the lower of cost or fair value.

Receivables held for sale are classified as Level 2. DOCOMO measures the fair value of the receivables held for sale by discounting, at LIBOR-based discount rates, estimated future cash flows while taking into account factors such as default probabilities and loss severity of similar trade receivables.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

9. Derivative instruments:

As of December 31, 2015, derivative instruments held for foreign exchange risk management purpose are considered both as important to our operations and having changed significantly compared to the amounts held as of March 31, 2015. Derivative instruments which are designated as hedging instruments are excluded from the data for derivative instruments presented below.

(a) Derivatives not designated as hedging instruments

To hedge the risk of fluctuations in interest rates and foreign exchange rates, DOCOMO enters into interest rate swap agreements, foreign currency option contracts, non-deliverable forward contracts (NDF) and foreign exchange forward contracts.

The contract amounts of derivative instruments not designated as hedging instruments as of March 31, 2015 and December 31, 2015 were as follows:

	Millions of yen
Instruments	March 31, 2015	December 31, 2015
Foreign currency option contracts	¥48,740	¥73,754
Foreign exchange forward contracts	100	353

Total	¥48,840	¥74,107

(b) The effect on the consolidated balance sheets

The locations and fair values of derivative instruments not designated as hedging instruments as of March 31, 2015 and December 31, 2015 recorded in the consolidated balance sheets, were as follows:

Asset derivatives		Millions of yen

Instruments	Locations	March 31, 2015	December 31, 2015
Derivatives not designated as hedging instruments
Foreign currency option contracts	Prepaid expenses and other current assets	¥—	¥42
	Other assets	474	1
Foreign exchange forward contract	Prepaid expenses and other current assets	—	2

Total		¥474	¥45

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Liability derivatives		Millions of yen

Instruments	Locations	March 31, 2015	December 31, 2015
Derivatives not designated as hedging instruments
Foreign currency option contracts	Other current liabilities	¥—	¥23
	Other long-term liabilities	80	566
Foreign exchange forward contracts	Other current liabilities	0	0

Total		¥80	¥589

The fair values of derivative instruments not designated as hedging instruments were valued and validated periodically based on observable market data and represent the amount that DOCOMO could have settled with the counterparties to terminate the contracts outstanding as of March 31, 2015 and December 31, 2015.

(c) The effect on the consolidated statements of income

The locations and gain (loss) amounts of derivative instruments not designated as hedging instruments for the nine months ended December 31, 2014 and December 31, 2015 recognized in the consolidated statements of income, were as follows:

Amount of gain (loss) recognized in income on derivative
		Millions of yen
Instruments	Locations	Nine months ended December 31, 2014	Nine months ended December 31, 2015
Derivatives not designated as hedging instruments
Foreign currency option contracts	Other, net*	¥1,441	¥(121)
Foreign exchange forward contracts	Other, net*	(5)	(52)
Non-deliverable forward contracts (NDF)	Other, net*	0	(20)

Total		¥1,436	¥(193)

*	“Other, net” was included in “Other income (expense).”

The locations and gain (loss) amounts of derivative instruments not designated as hedging instruments for the three months ended December 31, 2014 and December 31, 2015 recognized in the consolidated statements of income, were as follows:

Amount of gain (loss) recognized in income on derivative
		Millions of yen
Instruments	Locations	Three months ended December 31, 2014	Three months ended December 31, 2015
Derivatives not designated as hedging instruments
Foreign currency option contracts	Other, net*	¥471	¥632
Foreign exchange forward contracts	Other, net*	30	(6)

Total		¥501	¥626

*	“Other, net” was included in “Other income (expense).”

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

10. Subsequent event:

Resolution of share repurchase up to prescribed maximum limit —

On January 29, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may repurchase outstanding shares of its common stock. Related information is disclosed in “Note 4 Equity.”